Exhibit 12

John Deere Capital Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)

	Three Months Ended January 31,		For the Years Ended October 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:
Income before income taxes and changes in accounting	$112.5	$107.4	$442.7	$424.8	$410.6	$427.9	$371.0
Fixed charges	202.9	156.0	732.2	480.1	334.5	367.2	382.5

Total earnings	$315.4	$263.4	$1,174.9	$904.9	$745.1	$795.1	$753.5

Fixed charges:
Interest expense	$201.9	$154.3	$726.9	$473.2	$327.4	$360.1	$374.9
Rent expense	1.0	1.7	5.3	6.9	7.1	7.1	7.6

Total fixed charges	$202.9	$156.0	$732.2	$480.1	$334.5	$367.2	$382.5

Ratio of earnings to fixed charges*	1.55	1.69	1.60	1.88	2.23	2.17	1.97

“Earnings” consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges.  “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense under capitalized leases that is deemed to be representative of the interest factor and rental expense under operating leases.

*  The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

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